

March 22, 2011

Mr. John G. Oblazney
Chief Financial Officer
Hurco Companies, Inc.
One Technology Way
Indianapolis, Indiana 46268

> **Re:** **Hurco Companies, Inc.**
> **Form 10-K for the year ended October 31, 2010**
> **File No. 000-09143**

Dear Mr. Oblazney:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief